APR 30 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

04027901

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| CWMBS, INC. | 000906410 |
| (Exact Name of Registrant as Specified in Charter) | (Registrant CIK Number) |
| Form 8-K for April 30, 2004 | 333-109248 |
| (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) | (SEC File Number, if Available) |

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAY 03 2004
THOMSON FINANCIAL

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on APRIL 30, 2004.

CWMBS, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY DEUTSCHE BANK SECURITIES INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2004-6
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-6

# CWHL Mortgage Pass-Through Trust 2004-6

## Computational Materials: Term Sheet

$6,092,200 (Approximate)

| Transaction Overview | |
|---|---|
| Prepayment Pricing Speed: | 25 CPR |
| Settlement Date: | Corporate |
| Rating Agencies | The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 certificates will be rated by Standard & Poor's, a division of the McGraw Hill Companies ("S&P") |
| Originators: | Countrywide Home Loans ("Countrywide") |
| Master Servicer: | Countrywide Home Loans Servicing LP |

**Collateral Summary**

| Summary Characteristics | | | |
|---|---|---|---|
| Product: | A pool consisting of two loan groups each consisting of 30-year conventional, hybrid adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. | | |
| Amount: | $199,719,140 | | |
| **Collateral Characteristics** | **Group 1 and Group 2** | **Group 1 – 5/1 Mortgage Loans** | **Group 2 – 7/1 Mortgage Loans** |
| Unpaid Principal Balance | $199,719,140 | $124,768,027 | $74,951,113 |
| Number of Loans | 399 | 250 | 149 |
| Average Balance | $500,549 | $499,072 | $503,027 |
| WAC | 4.839% | 4.853% | 4.815% |
| WAC Range | 3.500% - 6.875% | 3.500% - 6.875% | 3.875% - 5.750% |
| Servicing Fee [3] | 0.263% | 0.265% | 0.259% |
| WAM | 360 | 360 | 360 |
| Weighted Average LTV | 72.58% | 73.05% | 71.79% |
| LTV > 80% and No MI | 0.00% | 0.00% | 0.00% |
| Full/Alt Documentation | 37.28% | 32.10% | 45.90% |
| Single Family/PUD | 89.19% | 86.93% | 92.94% |
| Primary Residence | 94.62% | 93.31% | 96.79% |
| Weighted Average FICO | 722 | 716 | 731 |
| % State Concentration (> 10%) | 65.87% (CA) | 68.18% (CA) | 62.03% (CA) |

| | Ratings | Initial Coupon [1] | Class Size | Subordination % | Class % | Offer Spread | Approx. $ Price [2] |
|---|---|---|---|---|---|---|---|
| M | AA | 4.5799% | $3,795,500 | 1.95% | 1.90% | 120 | 97-19 |
| B-1 | A | 4.5799% | $1,398,000 | 1.25% | 0.70% | 135 | 96-28 |
| B-2 | BBB | 4.5799% | $898,700 | 0.80% | 0.45% | 225 | 92-24 |
| Rating Agency | | S&P | | | | | |

[1] Each class of Group I/II Subordinate Certificates will accrue interest at a per annum rate equal to the weighted average of the rates at which each of the subordinate components accrue interest. The subordinate interest rate for the first interest accrual period will be 4.5799% per annum.
[2] As of close of business on April 27, 2004.
[3] Servicing Fee will initially be 25 bps during the fixed rate period and increase to 37.5 bps during the adjustable rate period.

**FOR ADDITIONAL INFORMATION PLEASE CALL:**

| | |
|---|---|
| Greg Lippmann | 212-250-7730 |
| Jordan Milman | 212-250-7730 |

# CWHL Mortgage Pass-Through Trust 2004-6
## Term Sheet

$1,597,840 (Approximate)

**Transaction Overview**

| | |
|---|---|
| Prepayment Pricing Speed: | ■ 25 CPR |
| Settlement Date: | ■ Corporate |
| Rating Agencies | ■ The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 certificates will be rated by Standard & Poor's, a division of the McGraw Hill Companies ("S&P") |
| Originators: | ■ Countrywide Home Loans ("Countrywide") |
| Master Servicer: | ■ Countrywide Home Loans Servicing LP |

**Collateral Summary**

| Summary Characteristics | | | |
|---|---|---|---|
| Product: | A pool consisting of two loan groups each consisting of 30-year conventional, hybrid adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. | | |
| Amount: | $199,719,140 | | |
| **Collateral Characteristics** | **Group 1 and Group 2** | **Group 1 – 5/1 Mortgage Loans** | **Group 2 – 7/1 Mortgage Loans** |
| Unpaid Principal Balance | $199,719,140 | $124,768,027 | $74,951,113 |
| Number of Loans | 399 | 250 | 149 |
| Average Balance | $500,549 | $499,072 | $503,027 |
| WAC | 4.839% | 4.853% | 4.815% |
| WAC Range | 3.500% - 6.875% | 3.500% - 6.875% | 3.875% - 5.750% |
| Servicing Fee [3] | 0.263% | 0.265% | 0.259% |
| WAM | 360 | 360 | 360 |
| Weighted Average LTV | 72.58% | 73.05% | 71.79% |
| LTV > 80% and No MI | 0.00% | 0.00% | 0.00% |
| Full/Alt Documentation | 37.28% | 32.10% | 45.90% |
| Single Family/PUD | 89.19% | 86.93% | 92.94% |
| Primary Residence | 94.62% | 93.31% | 96.79% |
| Weighted Average FICO | 722 | 716 | 731 |
| % State Concentration (> 10%) | 65.87% (CA) | 68.18% (CA) | 62.03% (CA) |

| | Ratings | Initial Coupon [1] | Class Size | Subordination % | Class % | Offer Spread | Approx. $ Price [2] |
|---|---|---|---|---|---|---|---|
| B-3 | BB | 4.5799% | $699,000 | 0.45% | 0.35% | 425 | 84-16 |
| B-4 | B | 4.5799% | $499,300 | 0.20% | 0.25% | 925 | 67-31 |
| B-5 | NA | 4.5799% | $399,540 | - | 0.20% | - | 22-16 |
| Rating Agency | S&P | | | | | | |

[1] Each class of Group I/II Subordinate Certificates will accrue interest at a per annum rate equal to the weighted average of the rates at which each of the subordinate components accrue interest. The subordinate interest rate for the first interest accrual period will be 4.5799% per annum.
[2] As of close of business on April 27, 2004.
[3] Servicing Fee will initially be 25 bps during the fixed rate period and increase to 37.5 bps during the adjustable rate period.

**FOR ADDITIONAL INFORMATION PLEASE CALL:**

Greg Lippmann 212-250-7730
Jordan Milman 212-250-7730